Exhibit 99.1

Kenon Announces Record Date and Distribution Date In Respect of Kenon’s Distribution of Certain Tower Securities

For immediate release

Singapore, July 7, 2015

On May 27, 2015, Kenon Holdings Ltd.’s (“Kenon”) (NYSE: KEN) shareholders approved a capital reduction, contingent upon the approval of the High Court of the Republic of Singapore, to enable Kenon to distribute, on a pro rata basis, some, or all, of the 18,030,041 ordinary shares of Tower Semiconductor Ltd. (“Tower”) held by Kenon, as well as 1,669,795 ordinary shares of Tower underlying the 1,669,795 Series 9 Warrants of Tower held by Kenon, to holders of Kenon’s ordinary shares, no par value (the “Kenon Shares”) (the “Kenon Shareholders”). On June 25, 2015, the High Court of the Republic of Singapore approved the reduction of Kenon’s issued share capital, enabling Kenon to declare a distribution of some, or all, of its interest in Tower.

On July 7, 2015, Kenon’s board of directors declared a pro rata distribution (the “Distribution”) in specie of 18,030,041 ordinary shares of Tower (the “Tower Shares”) to Kenon’s shareholders of record as of the close of trading on July 20, 2015 (the “Record Date”). The Distribution shall occur on July 23, 2015 (the “Distribution Date”) and is one of the first key steps in the implementation of Kenon’s strategy, which will provide Kenon Shareholders with direct access to Tower, which Kenon believes is in the best interests of its shareholders.

The New York Stock Exchange’s (the “NYSE”) ex-dividend date, which is the date on which the Kenon Shares will begin trading on the NYSE without the entitlement to the Distribution, is July 16, 2015 (the “NYSE Ex-Dividend Date”). The NYSE will manually adjust the price of the Kenon Shares on the NYSE Ex-Dividend Date to reflect the completion of the Distribution.

The Tel Aviv Stock Exchange’s (the “TASE”) ex-dividend date, which is the date on which the Kenon Shares will begin trading on the TASE without the entitlement to the Distribution, is July 20, 2015 (the “TASE Ex-Dividend Date”). The TASE will manually adjust the price of the Kenon Shares on the TASE Ex-Dividend Date to reflect the completion of the Distribution.

The Tower Shares to be distributed in the Distribution represent all of the shares in Tower owned by Kenon, excluding the 1,669,795 shares in Tower underlying certain warrants held by Kenon. As of July 7, 2015, Kenon had 53,682,994 ordinary shares outstanding. Accordingly, it is anticipated that each Kenon Shareholder as of the Record Date will receive approximately 0.335861 of a Tower Share for every Kenon Share held by such shareholder as of the Record Date. The final distribution ratio for the Distribution will be calculated by dividing the number of Tower Shares by the number of shares of Kenon outstanding on the Distribution Date.

No fractional Tower Shares will be distributed. Instead, Computershare Trust Company, N.A., Kenon’s distribution agent, will aggregate and sell any fractional Tower Shares and will distribute the aggregate cash proceeds from such sales, net of brokerage fees and other costs, pro rata to each Kenon Shareholder that would have been entitled to receive a fractional Tower Share in the Distribution.

For investors that hold Kenon Shares through the NYSE, it is anticipated that it will take approximately two business days from the Distribution Date for the account with a broker, bank, nominee, or other institution, to be credited with the Tower Shares (i.e. Tower Shares should be received on or around July 27, 2015).

For investors that hold Kenon Shares through the TASE, it is anticipated that it will take approximately one TASE trading day from the Distribution Date for the account with a broker, bank, nominee, or other institution, to be credited with the Tower Shares (i.e. Tower Shares should be received on or around July 26, 2015).

Investors are encouraged to contact their bank or broker for any questions regarding the mechanics of having Tower Shares credited to their accounts.

Generally, each Israeli resident Kenon Shareholder will be treated as receiving a taxable distribution, unless a specific exemption is available; the “distribution amount,” pursuant to which the withholding tax liability applicable to Israeli Kenon Shareholders will be determined, will be an amount equal to the number of Tower Shares multiplied by the average closing price of the Tower Shares during the last three trading days on the TASE prior to the Distribution. Kenon Shareholders should consult their tax advisors with respect to the non-U.S. and U.S. federal, state, and local tax consequences of the Distribution, including the classification of the Distribution for tax purposes in light of the fact that the Distribution will be made by way of a capital reduction, and the potential imposition of withholding taxes in connection with the Distribution. For further information, see “Certain Tax Consequences” in the Proxy and Information Statement, dated as of May 1, 2015, and filed as Exhibit 99.1 to Kenon’s Report on Form 6-K, dated as of May 1, 2015 (the “Proxy and Information Statement”).

About Kenon

Kenon is a newly-incorporated holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash generating businesses to early stage development companies. Kenon’s businesses consist of:

•	IC Power Ltd. (100% interest) – a leading owner, developer and operator of power generation facilities in the Latin American, Caribbean and Israeli power generation markets;

•	Qoros Automotive Co., Ltd. (50% interest) – a China-based automotive company;

•	ZIM Integrated Shipping Services, Ltd. (32% interest) – an international shipping company;

•	Tower (24% of the currently outstanding shares of Tower) – a global foundry manufacturer, with shares traded on NASDAQ and the TASE; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide direct access to these businesses, when it believes it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the U.S. Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements

The information included herein includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the Distribution, including the number of shares that will be distributed, and the timing of the Record Date, the Ex-Dividend Dates, the Distribution and the crediting of accounts with the Tower Shares. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause actual events to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risks relating to a failure by Kenon to complete the Distribution or distribute the number of Tower Shares currently contemplated, the timing of the Record Date, the Ex-Dividend Dates, the Distribution, or the crediting of accounts with the Tower Shares, the tax consequences of the Distribution, and other risks and factors, including those risks set forth under the heading “Risks Related to the Distribution” in the Proxy and Information Statement filed with the SEC. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.

Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780	External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: 1 646 201 9246